UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[x]  Annual Report  Pursuant to Section 15(D) of the Securities  Exchange Act of
     1934

For the fiscal year ended December 31, 2005
                          -----------------

                                       OR

[ ] Transition Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PS BUSINESS PARKS, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                                TABLE OF CONTENTS

                                                                          Page


Report of Independent Registered Public Accounting Firm - 2005               1

Report of Independent Registered Public Accounting Firm - 2004               2


Financial Statements:

  Statements of Net Assets Available
    for Benefits at December 31, 2005 and 2004                               3

  Statement of Changes in Net Assets
    Available for Benefits for the year ended December 31, 2005              4

  Notes to Financial Statements                                          5 - 9


Supplemental Information:

  Schedule I - Schedule of Assets (Held at End of Year)                     10

                                        1
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan
Glendale, California

We have audited the accompanying statement of net assets available for benefits of PS 401(k) Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Los Angeles, California

June 27, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan
Glendale, California

We have audited the accompanying statement of net assets available for benefits of PS 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.



/s/ Link, Murrel & Co.

Irvine, California

June 27, 2006

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                             At December 31,
                                                                   ---------------------------------
                                                                        2005                2004
                                                                   --------------      -------------
                              ASSETS

  Investments at fair value.....................................    $61,939,817         $58,377,895

  Cash..........................................................              -              24,041

  Receivables:
     Participant contributions..................................        121,045              96,350
     Employer contributions.....................................        139,461             121,060
     Dividends..................................................              -             267,074
                                                                   --------------      -------------
  Total receivables.............................................        260,506             484,484
                                                                   --------------      -------------
  Total assets..................................................     62,200,323          58,886,420


                           LIABILITIES

  Accrued expenses..............................................         19,860              43,696
                                                                   --------------      -------------
  Total liabilities.............................................         19,860              43,696
                                                                   --------------      -------------
  Net assets available for benefits.............................    $62,180,463         $58,842,724
                                                                   ==============      =============

                            See accompanying notes.
                                       3

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2005

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:

       Investment income:
         Net appreciation (depreciation) in fair value of investments.....   $    5,412,644
         Interest income..................................................          230,277
         Dividend income..................................................        2,077,759
                                                                             ---------------
                                                                                  7,720,680

       Contributions:
         Participant......................................................        3,219,655
         Participant rollovers............................................          720,548
         Employer.........................................................        1,540,661
                                                                             ---------------
                                                                                  5,480,864
                                                                             ---------------
       Total additions....................................................       13,201,544

 DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

       Benefits paid to participants......................................        9,847,989
       Administrative expenses............................................           15,816
                                                                             ---------------
       Total deductions...................................................        9,863,805
                                                                             ---------------
   Net increase in net assets available for benefits......................        3,337,739
   Net assets available for benefits - beginning of year..................       58,842,724
                                                                             ---------------
   Net assets available for benefits - end of year........................   $   62,180,463
                                                                             ===============

                            See accompanying notes.
                                       4

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

1.  Summary of Significant Accounting Principles
    --------------------------------------------

    Basis of Presentation
    ---------------------

    PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, Inc., PS Business Parks, Inc. and their majority owned subsidiaries collectively, (the "Company"). The financial statements and supplemental schedule are prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act ("ERISA").

    Basis of Accounting
    -------------------

    The financial statements of the Plan are prepared under the accrual basis of accounting.

    Estimates
    ---------

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Income Tax Status
    -----------------

    The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under
    Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt. The Company has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

    Investment Valuation
    --------------------

    Investments in cash equivalents (liquid funds, money market funds and time deposits) are valued at cost, which approximates fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. All other securities are valued at the last reported sale price on the last business day of the Plan year or at the quoted market price. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

2.  Description of the Plan
    -----------------------

    The following description of the Plan provides only general information. Participants should refer to the Plan documentation for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

    The Company appoints a committee to administer the Plan. At December 31, 2005, the Plan Administrative Committee is comprised of seven officers of the Company with Union Bank of California acting as Trustee (the "Trustee"). Other significant provisions of the Plan are as follows:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

    Contributions
    -------------

    Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. The maximum annual employee contribution amount is based upon Internal Revenue Code rules with respect to 401(k) plans, which are generally limited, subject to certain exceptions, to $14,000 for 2005. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

    The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined. The Company also contributes an additional fifty cents ($.50) for each dollar that each participant defers in excess of three percent (3%) of compensation but not more than five percent (5%) of compensation, subject to certain limitations as described in the Plan document. The matching contribution is 100% vested. Additional amounts may be contributed at the option of the Company.

    Vesting
    -------

    Since January 1, 2005 employee deferrals and the Company's matching contribution are 100% vested and non-forfeitable. Prior to January 1, 2005, the Company contributed a guaranteed 3% to all eligible Plan participants; these amounts vested over a seven year period.

    With respect to Company contributions before January 1, 2005, each participant's account became 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

    Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

    Investment Options
    ------------------

    From January 1, 2004 through December 19, 2005, upon enrollment in the Plan, a participant had the option of directing their contributions in any of the following twenty-two investment options:

     1.  Highmark Div. Money Market     12.   American Funds Growth Fund R3
     2.  Strong Government Securities   13.   AIM Opportunities A
     3.  BGI Lifepath Income Fund R     14.   AIM Small CAP Growth A
     4.  BGI Lifepath 2010 Class R      15.   Oakmark International II
     5.  BGI Lifepath 2020 Class R      16.   Fidelity Advisor Equity Growth
     6.  BGI Lifepath 2030 Class R      17.   Ivy Science & Technology Y
     7.  BGI Lifepath 2040 Class R      18.   PIMCO Real Return Bond
     8.  MFS Value A                    19.   Public Storage Common Stock
     9.  Federated Capital Appreciation 20.   Public Storage Preferred Stock
    10.  Dreyfus S&P 500 Index          21.   PS Business Parks Stock
    11.  Janus Adv CAP Appreciation     22.   Scudder Real Estate

    Since December 19, 2005, upon enrollment in the Plan, a participant may direct their contributions in any of the following fourteen investment options:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

    1.   Dodge & Cox International       8.   T. Rowe Price Equity Income
    2.   EuroPacific Growth Fund/R5      9.   UBOC Stable Value B
    3.   Growth Fund of America /R5     10.   Vanguard Explorer/ Admrl
    4.   Oakmark Equity & Income I      11.   Vanguard Extended Market Index/Inv
    5.   PIMCO Total Return Inst        12.   Vanguard 500 Index/Admrl
    6.   Scudder RREEF Real Estate A    13.   Vanguard Short Term Federal
    7.   Selected American D            14.   Vanguard Windsor II

    Distributions from the Trust Fund
    ---------------------------------

    Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, if the participant's vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

    Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

    Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants enrolled in the Plan prior to and including December 31, 1983 may elect alternative distribution methods.

    Forfeited Accounts
    ------------------

    Forfeitures of profit sharing contributions will be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company's safe harbor matching contribution or (iii) reduce Plan expenses. During 2005, a total of $949,000 in non-vested amounts were forfeited and will be allocated to eligible Plan participants in 2006.

    During 2005, $1,265,000 was allocated to eligible Plan participants based upon the extent an individual participant's compensation bears to the total eligible compensation of all such eligible participants in the Plan year the amounts were forfeited. These amounts were comprised of forfeitures totaling $606,000 and $648,000 during 2003 and 2004, respectively and earnings during 2005 on those assets of approximately $11,000.

3.  Investments
    -----------

    Union Bank has custody of the investments under a non-discretionary trust agreement with the Plan.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

    The following presents the fair value of investments at December 31, 2005 and 2004 that represent five percent (5%) or more of the Plan's net assets available for benefits:

                                             2005                 2004
                                       -----------------    -----------------

    Money Market Funds                 $      8,371,508     $      8,498,252
    Mutual Funds:
       Oakmark Equity & Income I              8,307,289                    -
       Vanguard Index 500                     8,045,759                    -
       Growth Fund of America                 5,158,086                    -
       Dreyfus S&P 500 Index                          -            8,615,718
       Strong Government Securities                   -            3,230,585
    Public Storage, Inc. Common              17,901,822           22,846,009
    Public Storage, Inc. Preferred            3,837,069            3,643,129


    During  2005,  the  Plan's  investments   (including  gains  and  losses  on
    investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                      2005
                                               --------------
          Mutual Funds........................ $    3,203,709
          Common and Preferred Stock..........      2,208,935
                                               --------------
                Totals                         $    5,412,644
                                               ==============

4.  Administration Fees
    -------------------

    For the Plan year ended December 31, 2005, the Plan paid a quarterly participant fee of $1.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan. The Company directly paid for trustee fees and all other expenses related to the Plan.

5.  Related Party Transactions
    --------------------------

    Prior to December 19, 2005, participants had the option of directing contributions to the Company's securities. The Company is the Plan sponsor as defined by the Plan document. Though participants no longer have the option of directing contributions to the Company's securities, the Plan held the following shares in the Company's securities from contributions prior to December 19, 2005:


                                         At December 31, 2005           At December 31, 2004
                                       --------------------------     --------------------------
                                        Shares         Amount          Shares           Amount
                                       ----------   -------------     ---------    -------------
    Public Storage, Inc. Common         264,351     $ 17,901,822       409,794     $ 22,846,009
    Public Storage, Inc. Preferred      138,673        3,837,069       126,894        3,643,129
    PS Business Parks, Inc. Common       10,126          498,187        13,584          612,653
                                       ----------   -------------     ---------    -------------
    Totals                              413,150     $ 22,237,078       550,272     $ 27,101,791
                                       ==========   =============     =========    =============


    Ronald Havner Jr., the Vice-Chairman, Chief Executive Officer and President of Public Storage, Inc. and Chairman of the Board of PS Business Parks, Inc., is a member of the Board of Directors of Union BanCal Corporation, which is the parent company of the Trustee.

    UBOC Stable Value B, is a money market fund offered by the Plan's Trustee. At December 31, 2005 and 2004, Plan participant's directed $8,371,508 and $8,498,252, respectively, to this investment selection.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

6.  Risks and Uncertainties
    -----------------------

    The Plan provides for various investment options in any combination of equity, fixed income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.  Concentrations
    --------------

    Investments in the Company's securities comprised approximately of 36% and 46% of the Plan's total investments as of December 31, 2005 and 2004, respectively.

8.  Plan Amendments
    ---------------

    Effective January 1, 2005, the Plan was amended to incorporate the following changes:

       o An employee is eligible to participate in the Plan if he or she is at least 21 years old and has completed 30 days of employment.

       o The Company no longer offers the guaranteed three percent (3%) contribution of compensation to each participant.

       o The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation. The Company also contributes an additional fifty cents ($.50) for each dollar that each participant defers in excess of three percent (3%) of compensation but not more than five percent (5%) of compensation. The matching contribution is 100% vested. Contributions are subject to certain limitations.

     Effective December 19, 2005, the Plan was amended to incorporate the following changes:

       o Participants no longer have the option to direct contributions to the Company's securities Existing holdings of Company securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant.

                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

                   Employer Identification Number: 95-3551121
                                Plan Number: 001


                                                                 Description of
                                                              investment including
                                                               maturity date, rate
                                                                    of interest,                        Current
                                                                collateral, par or         Cost         Value
       Identity of issue, borrower, lessor, or similar party       maturity date
       -----------------------------------------------------  ---------------------    -----------  ------------
                       MONEY MARKET ACCOUNT
  *     UBOC Stable Value B. Money Market                         Money Market              **      $  8,371,508

                           MUTUAL FUNDS
        Dodge & Cox International                                 Mutual Fund               **         1,148,841
         Dreyfus S&P 500 Index                                    Mutual Fund               **             2,863
         DWS RREEF Real Estate A                                  Mutual Fund               **           199,600
        EuroPacific Growth R5                                     Mutual Fund               **            19,530
        Growth Fund of America R5                                 Mutual Fund               **         5,158,086
        Oakmark Equity & Income I                                 Mutual Fund               **         8,307,289
        PIMCO Funds Real Return Bond                              Mutual Fund               **            12,283
        PIMCO Total Return Institutional                          Mutual Fund               **           470,615
        Selected American D                                       Mutual Fund               **         1,530,767
        Stock Liquidity Management Account                        Mutual Fund               **             3,274
        T. Rowe Price Equity Income                               Mutual Fund               **                21
        Vanguard Explorer AdmY                                    Mutual Fund               **         1,916,519
        Vanguard Extended Market Index                            Mutual Fund               **            95,648
        Vanguard Index 500                                        Mutual Fund               **         8,045,759
        Vanguard Short Term Fed Adm                               Mutual Fund               **         2,850,627
        Vanguard Windsor II                                       Mutual Fund               **         1,569,509
                                                                                                    ------------
     Total Mutual Funds                                                                               31,331,231

                         Equity Securities
  *     Public Storage, Inc. Common Stock                         Common Stock              **        17,901,822
  *     Public Storage, Inc. Preferred Stock                      Preferred Stock           **         3,837,069
  *     PS Business Parks, Inc. Common Stock                      Common Stock              **           498,187
                                                                                                    ------------
     Total Equity Securities                                                                          22,237,078
                                                                                                    ------------
     Total Investments                                                                              $ 61,939,817
                                                                                                    ============

*  Indicates a party-in-interest of the Plan.
** Pursuant to paragraph 2520.103-11, specifically, the special rule for certain participant directed transactions cost information is omitted as the Plan's investments are participant directed.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS
Business Parks, Inc. of our report dated June 27, 2006, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.



/s/ Ernst & Young LLP



Los Angeles, California
June 28, 2006

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS
Business Parks, Inc. of our report dated May 25, 2005, with respect to the statement of net assets available for benefits of the PS 401(k) Profit Sharing Plan as of December 31, 2004, which report appears in the December 31, 2005 Annual Report on Form 11-K for the PS 401(k) Profit Sharing Plan.


/s/ Link, Murrel & Co.



Irvine, California
June 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PS 401(k) PROFIT SHARING PLAN

Date: June 29, 2006

                                          By: /s/ Candace Krol
                                              ----------------
                                              Candace Krol
                                              Chairman, Administrative Committee